September 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CBRE Realty Finance, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-132186

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:30 p.m. on Wednesday, September 27, 2006 or as soon thereafter as practicable.

Sincerely,

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Citigroup Global Markets Inc.

Wachovia Capital Markets, LLC,

As Representatives of the Several Underwriters,

By:	Credit Suisse Securities (USA) LLC

/s/ Dominic Capolongo

Dominic Capolongo

Managing Director

September 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CBRE Realty Finance, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-132186

Ladies and Gentlemen:

The following information with respect to the distribution of the preliminary prospectus dated September 12, 2006 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated September 12, 2006 as distributed between September 12, 2006 and September 26, 2006 is as follows:

No. of Copies dated September 12, 2006
To Prospective Underwriters	22,149
To Institutions	629
To Others (i.e., companies providing deal statistics)	2

Total	22,780

Sincerely,

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Citigroup Global Markets Inc.

Wachovia Capital Markets, LLC,

As Representatives of the Several Underwriters,

By:	Credit Suisse Securities (USA) LLC

/s/ Dominic Capolongo

Dominic Capolongo

Managing Director

September 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CBRE Realty Finance, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-132186

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Citigroup Global Markets Inc.

Wachovia Capital Markets, LLC,

As Representatives of the Several Underwriters,

By:	Credit Suisse Securities (USA) LLC

/s/ Dominic Capolongo

Dominic Capolongo

Managing Director